										EXHIBIT 12

Republic Bancorp Inc.
Calculations of Ratios of Earnings to Combined Fixed Charges

	For the Year Ended December 31,
(in thousands)	2005		2004		2003		2002		2001
Including Interest on Deposits:

Fixed charges:
Total interest expense	$172,164		$132,529		$123,183		$142,852		$193,422
Interest portion of rent expense	776		759		763		735		846
Fixed charges including
interest on deposits	$172,940		$133,288		$123,946		$143,587		$194,268

Earnings:
Net income	$69,181		$66,684		$60,726		$56,677		$47,910
Income taxes	29,098		27,910		25,896		24,687		22,515
Fixed charges, as above	172,940		133,288		123,946		143,587		194,268
Earnings for purposes
of calculation	$271,219		$227,882		$210,568		$224,951		$264,693

Ratio of earnings to combined
fixed charges including
interest on deposits	1.57	x	1.71	x	1.70	x	1.57	x	1.36	x

Excluding Interest on Deposits:

Fixed charges:
Total interest expense excluding
interest on deposits	$99,454		$79,350		$66,878		$67,680		$78,818
Interest portion of rent expense	776		759		763		735		846
Fixed charges excluding
interest on deposits	$100,230		$80,109		$67,641		$68,415		$79,664

Earnings:
Net income	$69,181		$66,684		$60,726		$56,677		$47,910
Income taxes	29,098		27,910		25,896		24,687		22,515
Fixed charges, as above	100,230		80,109		67,641		68,415		79,664
Earnings for purposes
of calculation	$198,509		$174,703		$154,263		$149,779		$150,089

Ratio of earnings to combined
fixed charges excluding
interest on deposits	1.98	x	2.18	x	2.28	x	2.19	x	1.88	x